UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On March 29, 2019, CEMEX, S.A.B. de C.V. (“CEMEX) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it has signed final agreements to divest CEMEX’s white cement business to Cimsa Cimento Sanayi Ve Ticaret A.S. for approximately U.S.$180 million. The divestment mainly includes CEMEX’s Buñol white cement plant in Spain and CEMEX’s white cement international business. This divestment does not include CEMEX’s white cement business in Mexico and in the U.S. and CEMEX’s minority investment, mainly, in Lehigh White Cement Company. Closing of this divestment, which is expected to happen during the second half of 2019, is subject to the satisfaction of standard conditions for this type of transaction, which includes approvals by regulators. Proceeds from this divestment would be mainly used for debt reduction and general corporate purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 29, 2019	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller